FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 18 April 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 18 April 2019
1st Quarter 2019 Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2019

Performance highlights

Underlying performance		GAAP measures
	vs 2018			vs 2018

Underlying sales growth (USG)(a)	3.1%	Turnover	€12.4bn	(1.6)%
Quarterly dividend payable in June 2019		€0.4104 per share
(a)
USG does not include price growth in Venezuela and Argentina. See page 6 for further details.

●
Underlying sales grew 3.1% with 1.2% from volume and 1.9% from price

●
Underlying sales in emerging markets grew 5.0%

●
Turnover decreased 1.6% driven by the disposal of spreads

●
Quarterly dividend increased by 6% to €0.4104 per share
Alan Jope: Chief Executive Officer statement

“We have delivered a solid start that keeps us on track for our full year expectations. Growth was led by emerging markets and was balanced between volume and price.

Accelerating growth is our number one priority. It requires both great execution and a continued strategic shift into faster growth segments and channels. We saw good performance in key growth channels including out of home and e-commerce and benefited from stronger global innovations and faster and more relevant local innovation. The acquisitions we have made since 2015 collectively grew double-digit in the first quarter. With the leadership changes announced in March, we are building the right team to drive our growth agenda.

For the full year we continue to expect underlying sales growth to be in the lower half of our multi-year 3% – 5% range, an improvement in underlying operating margin that keeps us on track for the 2020 target and another year of strong free cash flow.”

18 April 2019

FIRST QUARTER OPERATIONAL REVIEW: DIVISIONS

	First Quarter 2019
(unaudited)	Turnover	USG*	UVG	UPG*
	€bn	%	%	%
Unilever	12.4	3.1	1.2	1.9
Beauty & Personal Care	5.2	3.1	1.9	1.2
Home Care	2.7	6.0	1.1	4.8
Foods & Refreshment	4.5	1.5	0.5	1.0

* Wherever referenced in this announcement, USG and UPG do not include price growth in Venezuela and Argentina, as explained more fully on page 6. See page 23 to 24 of the Unilever Annual Report and Accounts 2018 for definitions of USG and UPG.

Our markets: We estimate that the markets in which we operate are growing around 3%. The emerging markets improved slightly compared with the fourth quarter led by South East Asia and Brazil. In India markets grew well albeit slightly slower than the fourth quarter. High inflation weighed on global market volume growth. Growth remains weak in the developed markets.

Unilever overall performance: Underlying sales growth was 3.1%, led by our emerging market business which grew 5.0%. Growth was balanced between volume and price and the pick-up in volume, compared to the fourth quarter, was helped by sustained momentum in South East Asia and North Asia. Price growth from Argentina, which would have added 80bps to reported USG, was excluded due to its hyperinflationary status whilst the volume decline reduced group underlying sales growth by 10bps. Turnover decreased 1.6% to €12.4 billion, driven by the disposal of spreads which we completed in July 2018.

Beauty & Personal Care
Underlying sales grew 3.1%. Skin care and deodorants had a good start, whilst hair and skin cleansing grew modestly. Sales in oral care declined due to challenging market conditions.

Our global brands were helped by innovations including the launch of a new patented anti-perspirant technology in our Rexona Clinical Protection range and Dove foaming handwash in North America, with five times more moisturisers than the leading hand wash. Ponds and Sunsilk also grew well. A further increase in the number of local innovations is helping us to capture emerging trends better and faster than ever before, such as our St. Ives facial mists, an on-trend new format and Love Beauty & Planet continued to build scale. Our acquisitions performed strongly – Dollar Shave Club rolled out a new ‘full-service model’ designed to make it easier for subscribers to add a full range of grooming products to their monthly regime and Equilibra, our nutritional supplements brand, which is not yet included in USG, positions us well to address the trend towards natural health, beauty and wellbeing. Prestige delivered another quarter of double-digit growth and Schmidt’s and Quala, both now included in USG, grew strongly, helped by their expansion into other personal care categories.

Home Care
Underlying sales grew 6.0%. Fabric solutions and home and hygiene had a strong start whilst fabric sensations grew modestly. The life essentials category was flat.

Our strategic focus on premium formats in fabric solutions led to double-digit growth in liquids and capsules and we saw good performance from a new range of Domestos toilet blocks. Many of our brands benefited from the naturals trend which helped to deliver good performance for Seventh Generation, Sunlight and our new Omo Eco Active range. We will further address the trend towards naturals with our newest brand Love, Home & Planet which launched this quarter. Blueair returned to growth.

Foods & Refreshment
Underlying sales grew 1.5%. Ice cream had a strong start to the year, whilst sales in tea and savoury were flat. Dressings, which was impacted by continued high promotional intensity and the later timing of Easter, declined.

Our actions to modernise our portfolio to meet the trends towards authentic, organic and natural, healthy and on-the-go products are working, with good performance on bouillons and snack pots and encouraging early performance of a new range of Knorr protein and fibre rich soups in Turkey. Hellmann’s continued to be held back by promotional intensity particularly in the US. Challenges in developed market black tea offset good growth from Pukka, our new organic Lipton range and green tea in India. Innovation continued to drive strong performance in ice cream helped by the roll out of Kinder® range across Europe, while Magnum was helped by innovations such as a new white chocolate & cookie variant. Sir Kensington’s, Pukka and Weis were all up double-digits, helped by distribution gains.

FIRST QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	First Quarter 2019
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	12.4	3.1	1.2	1.9
Asia/AMET/RUB	5.9	6.0	3.3	2.7
The Americas	3.9	0.4	(1.6)	2.1
Europe	2.6	0.7	0.8	(0.2)

(unaudited)	First Quarter 2019
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	4.8	0.3	0.4	(0.1)
Emerging markets	7.6	5.0	1.7	3.2
North America	2.2	0.4	0.2	0.3
Latin America	1.7	0.4	(4.0)	4.6

Asia/AMET/RUB
Underlying sales grew 6.0% with more than half from volume. South East Asia grew well helped by stronger, more locally relevant, innovation and improving market conditions. In North Asia growth continued to be helped by strong performance in e-commerce and South Asia had a good start, in slightly softer markets. In Turkey, volumes returned to positive despite significant levels of inflation, demonstrating our ability to manage through significant currency volatility. Africa declined due to trade disruption surrounding the elections in Nigeria and the introduction of a new currency in Zimbabwe.

The Americas
Underlying sales in Latin America grew 0.4% with volumes down 4.0%. Sales in Brazil grew mid-single digits, slightly ahead of our markets, with volumes slightly negative. In Argentina volumes declined 11% as high levels of inflation continued to weigh on consumer demand, price growth was not included in our USG. In Mexico volumes declined, driven by retailer destocking. Quala, which is included in underlying sales growth from March, performed well.

Underlying sales in North America grew 0.4% with 0.2% from volume despite a strong comparator. Beauty & Personal Care, ice cream and Seventh Generation all had a good start but growth was held back by weaker performance in savoury and dressings which were impacted by the phasing of retailer promotional events.

Europe
Underlying sales grew 0.7% with 0.8% from volume and slightly negative pricing. Central and Eastern Europe continued to grow well, whilst both the UK and Italy were helped by strong ice cream performance. France grew modestly lapping a weak comparator, whilst retail conditions in Germany were extremely challenging.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q1 2019 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share: Per Unilever PLC ordinary share: Per Unilever N.V. New York share: Per Unilever PLC American Depositary Receipt:	€ 0.4104 £ 0.3546 US$ 0.4641 US$ 0.4641

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 16 April 2019.

US dollar cheques for the quarterly interim dividend will be mailed on 5 June 2019 to holders of record at the close of business on 3 May 2019. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2019 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q1 2019	18 April 2019	2 May 2019	3 May 2019	5 June 2019
Quarterly dividend – for Q2 2019	25 July 2019	8 August 2019	9 August 2019	11 September 2019
Quarterly dividend – for Q3 2019	17 October 2019	31 October 2019	1 November 2019	4 December 2019

SEGMENT INFORMATION – DIVISIONS

(unaudited)

First Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2018	4,908	2,560	5,154	12,622
2019	5,204	2,691	4,521	12,416
Change (%)	6.0	5.1	(12.3)	(1.6)
Impact of:
Exchange rates* (%)	2.0	(1.1)	0.3	0.7
Acquisitions (%)	0.8	0.3	0.4	0.5
Disposals (%)	-	-	(14.2)	(5.8)

Underlying sales growth (%)	3.1	6.0	1.5	3.1
Price* (%)	1.2	4.8	1.0	1.9
Volume (%)	1.9	1.1	0.5	1.2

SEGMENT INFORMATION – GEOGRAPHICAL AREA

(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2018	5,719	3,931	2,972	12,622
2019	5,931	3,872	2,613	12,416
Change (%)	3.7	(1.5)	(12.1)	(1.6)
Impact of:
Exchange rates* (%)	-	2.3	-	0.7
Acquisitions (%)	-	1.0	1.0	0.5
Disposals (%)	(2.2)	(5.1)	(13.5)	(5.8)

Underlying sales growth (%)	6.0	0.4	0.7	3.1
Price* (%)	2.7	2.1	(0.2)	1.9
Volume (%)	3.3	(1.6)	0.8	1.2

 * Underlying price growth in Venezuela and Argentina has been excluded when calculating the price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 6 for further details.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. Also excluded is the impact of price growth from countries where the impact of consumer price inflation (CPI) rates has escalated to extreme levels.

There are two countries where we have determined extreme levels of CPI exist. The first is Venezuela where in Q4 2017 inflation rates exceeded 1,000% and management considered that the situation would persist for some time. Consequently, price growth in Venezuela has been excluded from USG since Q4 2017. The second is Argentina, which from Q3 2018 has been accounted for in accordance with IAS 29, and thus from Q3 2018 Argentina price growth is excluded from USG. The adjustment made at Group level as a result of these two exclusions was a reduction in price growth of 1.0% for the first quarter. This treatment for both countries will be kept under regular review.

The reconciliation of changes in the GAAP measure turnover to USG is provided on page 5.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 5.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in Argentina and Venezuela as explained in USG above. The measures and the related turnover GAAP measure are set out on page 5.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +32 494 60 4906	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results